DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

January 24, 2017
Exhibit 99.2

Newfield Exploration Mid-Continent Inc.
4 Waterway Square Place
Suite 100
The Woodlands, Texas 77380
Ladies and Gentlemen:
Pursuant to your request, we have conducted an audit of the estimates of the net proved oil, condensate, natural gas liquids (NGL), and gas reserves, as of December 31, 2016, prepared by the engineering staff of Newfield Exploration Mid-Continent Inc. (Newfield) for working and royalty interests in Oklahoma that Newfield has represented it owns. This evaluation was completed on January 24, 2017. Newfield has represented to us that these properties account for approximately 92 percent on a net equivalent barrel basis of Newfield’s net proved reserves as of December 31, 2016, and that the net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided to us by Newfield that it represents to be Newfield’s estimates of the net reserves, as of December 31, 2016, for the same properties as those which we evaluated. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Newfield.

Reserves estimates included herein are expressed as net reserves as represented by Newfield. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2016. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Newfield after deducting all interests owned by others.

Estimates of oil, condensate, NGL, and gas reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such

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estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with Newfield personnel, from Newfield files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Newfield with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. It was not considered necessary to make a field examination of the physical condition and operation of the properties.
Methodology and Procedures
Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by Newfield, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production‑decline curves, reserves were estimated only to the limits of economic production.

In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

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Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel use, flare, and shrinkage resulting from field separation and processing. Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit and at a pressure base of 14.65 pounds per square inch absolute. Gas quantities included herein are expressed in thousands of cubic feet (Mcf). Oil and condensate reserves estimated herein are those to be recovered by conventional lease separation. NGL reserves are those attributed to the leasehold interests according to processing agreements. Oil, condensate, and NGL reserves included herein are expressed in barrels (bbl) representing 42 United States gallons per barrel. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.
Definition of Reserves
Petroleum reserves estimated by Newfield included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

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(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

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(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

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(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.
Primary Economic Assumptions
The following economic assumptions were used for estimating future prices and costs:
Oil, Condensate, and NGL Prices
Newfield has represented that the oil, condensate, and NGL prices were based on West Texas Intermediate (WTI) pricing, calculated as the unweighted arithmetic average of the first‑day-of-the-month price for each month within the 12‑month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The oil, condensate, and NGL prices were calculated using differentials furnished by Newfield to the reference price of $42.82 per barrel. The resulting volume-weighted average price over the lives of the properties was $39.58 per barrel of oil and condensate and $10.51 per barrel of NGL.
Gas Prices
Newfield has represented that the gas prices were based on Henry Hub pricing, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The gas prices were calculated for each property using differentials furnished by Newfield to the reference price of $2.48 per million British thermal units ($/MMBtu) and held constant thereafter. British thermal unit factors, provided by Newfield, were used to convert prices from $/MMBtu to dollars per thousand cubic feet ($/Mcf.) The resulting volume-weighted average price over the lives of the properties was $1.848 per thousand cubic feet.

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Production Taxes
Production taxes were calculated using the tax rates for Oklahoma.
Operating Expenses, Capital Costs, and Abandonment Costs
Estimates of operating expenses, provided by Newfield and based on current expenses, were held constant for the lives of the properties. Future capital expenditures were estimated using 2016 values, provided by Newfield, and were not adjusted for inflation. Abandonment costs were included for all properties.
Newfield has represented that its estimated net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC. Newfield has represented that its estimates of the net proved reserves attributable to these properties, which represent 92 percent of Newfield’s total proved reserves on a net equivalent basis, are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Estimated by Newfield Net Proved Reserves as of December 31, 2016
Properties Reviewed by DeGolyer and MacNaughton	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)	Oil Equivalent (Mboe)

Proved Developed	26,982	39,705	709,857	184,996
Proved Undeveloped	61,855	41,604	408,416	171,529

Total Proved	88,837	81,310	1,118,274	356,526

Notes: 1. Gas is converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent. 2. Numbers may not add due to rounding.

In comparing the detailed net proved reserves estimates prepared by us and by Newfield of the properties audited, we have found differences, both positive and negative, resulting in an aggregate difference of 4.0 percent for the properties audited when compared on the basis of net barrels equivalent. It is our opinion that there is no material difference between the net proved reserves estimates prepared by Newfield and those prepared by us for those properties we audited.

In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932‑235-50-9 of the Accounting Standards Update

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932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2016, estimated oil, condensate, NGL, and gas reserves.

DeGolyer and MacNaughton

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Newfield. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Newfield. DeGolyer and MacNaughton has used all data, assumptions, procedures, and methods that it considers necessary to prepare this report.

Submitted,
/s/DeGOLYER and MacNAUGHTON
DeGOLYER and MacNAUGHTON                         Texas Registered Engineering Firm F-716

/s/Gregory K. Graves, P.E.

Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Gregory K. Graves, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.
That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Newfield dated January 24, 2017, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.
That I attended the University of Texas at Austin, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1984; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers; and that I have in excess of 32 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/Gregory K. Graves, P.E.

Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton